Zenta Group Company Limited

VIA EDGAR

September 3, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jenna Hough

Re:	Zenta Group Company Limited (CIK No. 0002011458)
Request for Acceleration
Registration Statement on Form F-1, as amended (File No. 333-284140)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Zenta Group Company Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Form F-1 Registration Statement”) be accelerated to, and that the Form F-1 Registration Statement become effective at 4:15 p.m., Eastern Time on September 5, 2025, or as soon thereafter as practicable.

Very truly yours,

Zenta Group Company Limited

By:	/s/ Ng Wai Ian
Name:	Ng Wai Ian
Title:	Chief Executive Officer